Exhibit 99.1

NEWS RELEASE
September 22, 2014
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN ANNOUNCES APPOINTMENT OF
VICE PRESIDENT OF CORPORATE DEVELOPMENT

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to report that Mr. Doug McDonald has been appointed Vice President of Corporate Development for Almaden. Mr. McDonald will work with Almaden’s growing team to lead the Company’s global corporate development activities, including institutional shareholder relations, capital market strategy and corporate development opportunities.

Mr. McDonald brings 18 years of investment banking, corporate merger and acquisition, venture capital, foreign trade and resource policy experience to Almaden. Prior to this appointment, Mr. McDonald served as Vice President of Investment Banking for Salman Partners Inc., and in that capacity advised senior management teams on numerous mergers and acquisitions and has been lead banker on many corporate finance transactions.

Dr. Morgan Poliquin, President of Almaden, states: "We are extremely pleased to have Doug join the Almaden team. His experience in the capital markets will be invaluable and comes at a time when the Company anticipates significant growth. Doug’s background in investment banking and corporate mergers and acquisitions will complement the Company's strong technical skills and increases our ability to translate this growth to the markets. Almaden is currently focused on building a team that can advance the Company and the Ixtaca project and Doug will play a key role in this growth."

Morgan Poliquin, Ph.D., P.Eng. the President and CEO of Almaden and a qualified person under the meaning of NI 43-101, reviewed the technical information in this release. To find out more about Almaden Minerals Ltd., please visit our website at www.almadenminerals.com.

About Almaden
Almaden is a well-financed mineral exploration company working in North America. The company is actively developing its 100% owned Ixtaca gold-silver deposit in Mexico. The Company has assembled mineral exploration projects in Canada, the United States and Mexico, including the Ixtaca deposit through its past grass roots exploration efforts. Uniquely, the Company has pioneered a new geologic and mineral district in Eastern Mexico through conceptual science-driven exploration. This resulted in the acquisition through staking of a portfolio of early stage exploration properties, each of which represent exiting opportunities for the potential discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Since going public in 1986, Almaden’s business model has been to find, acquire and develop mineral projects in partnership with which limits share dilution. The company has expanded this business model, described by some as prospect generation, by more aggressively advancing and developing its projects towards production, including the Ixtaca deposit.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.